UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2015. OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________ Commission file number 1-4422

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

ROLLINS, INC. ROLLINS 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA 30324

Rollins 401(k) Savings Plan

Financial Statements

December 31, 2015 and 2014

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6 –14

Supplemental Schedule:	15
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	16

Signatures	17
Ex-23.1 Consent of Independent Registered Public Accounting Firm	19

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

Rollins 401(k) Savings Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Rollins 401(k) Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, in 2015 the Plan adopted new accounting guidance ASU 2015-07 and 2015-12 and they have been retrospectively applied to the 2014 period presented. Our opinion is not modified with respect to this matter.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Rollins 401(k) Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Windham Brannon, P.C.

Atlanta, Georgia

June 20, 2016

3

Rollins 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
ASSETS
INVESTMENTS:
Investments at fair value (Note 3)	$402,338,297	$364,557,758
Investment at contract value (Note 4)	79,253,162	72,283,872
Total Investments	481,591,459	436,841,630
RECEIVABLES:
Other receivable	—	102,672
Employer contributions	2,231,385	2,041,150
Employee contributions	157,760	135,036
Notes receivable from participants	11,284,596	10,242,569
Total Receivables	13,673,741	12,521,427

NET ASSETS AVAILABLE FOR BENEFITS	$495,265,200	$449,363,057

The accompanying notes are an integral part of these financial statements.

4

Rollins 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2015

ADDITIONS
Additions to net assets attributed to:
Investment Income:
Net appreciation in fair value of investments	$22,926,361
Net appreciation of synthetic GIC	2,304,829
Dividends	2,783,459
28,014,649

Interest income on notes receivable from participants	538,947
Contributions:
Employer (Note 1)	9,250,224
Participants	25,508,752
Rollovers	2,173,378
36,932,354
Total Additions	65,485,950

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	36,043,417
Administrative expenses	74,368
Total Deductions	36,117,785
Net increase	29,368,165

Transfer of assets into the Plan (Note 1)	16,533,978

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	449,363,057
END OF YEAR	$495,265,200

The accompanying notes are an integral part of these financial statements.

5

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	DESCRIPTION OF PLAN

The following brief description of the Rollins 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan covering all employees of Rollins, Inc. (the “Company”), and its subsidiaries that participate in the Plan. The exceptions are for those who are members of a collective bargaining unit, or employees of PCO Services, Inc. (the Company’s Canadian subsidiary), Western Industries-North, LLC, Western Industries-South, LLC (with the exception of the Western Sales Employees, Supervisors and Managers as amended with the Plan Restatement) and Waltham Services, LLC union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan administrator has the discretion to provide transfers to and from defined contribution plans maintained by related companies. This provision is intended primarily to facilitate periodic transfers to and from the Western Industries Retirement Savings Plan (“Western Plan”) and Waltham Services, LLC Tax-Favored Employees’ Savings Plan (“Waltham Plan”), without requiring participant elections, but may also apply to other 401(k) plans acquired in other acquisitions.

The Plan has designated the Plan investment fund invested primarily in Rollins, Inc. Common Stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. Common Stock in cash as taxable compensation or to have such dividends paid to the Plan and reinvested in Rollins, Inc. Common Stock with taxes deferred. Participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. Common Stock held in their accounts under the Plan agreement.

Eligibility

Employees are eligible to participate in the Plan on the first day of the quarter on or following the completion of three months of service for fulltime employees and following one year of service and 1,000 hours for non-fulltime employees, as defined in the Plan.

The Company may establish different eligibility requirements and enrollment procedures with respect to employees who are employed as a result of a corporate transaction.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Contributions

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation unless the employee elects differently. Participants may contribute from 1% to 75% of their compensation to the Plan via payroll deductions, except for highly compensated employees who may contribute from 1% to 7% of their compensation. Contributions by participants are not to exceed the annual maximum limitations of the Code, which for 2015 was $18,000. Participants age 50 or older may also make additional “catch-up” contributions limited to $6,000 in 2015. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).

The Company provides a matching contribution to participants equal to 50 cents for every dollar a participant contributes that does not exceed 6% of their annual eligible compensation. The Company matching contributions are made at the end of each calendar quarter. In order to receive the Company match, the participant must be actively employed on the last day of the calendar quarter. For the year ended December 31, 2015, the Company contributed approximately $9 million in matching contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contributions and earnings on the investments in their account and is charged with specific transaction fees. Participants direct the investment of their contributions and the Company’s contribution into various investment options offered by the Plan. The Plan currently offers a synthetic guaranteed investment contract, fifteen mutual funds, and the Company’s common stock as investment options for participants. Participants may change their investment options on a daily basis. The default investment fund is selected by the Administrator. The Administrator has elected GoalMaker (an asset allocation model based on the participant’s expected retirement date which includes various fund options offered by the Plan) as the default investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Approximately 14% of participants are no longer employees of the Company.

Notes Receivable from Participants

The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance of employee contributions plus actual earnings thereon or $50,000. Principal and interest are paid ratably through payroll deductions. A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections. Loan terms range from 1 to 5 years. Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 2%. Interest rates are updated quarterly. The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter. Participants may only have one loan outstanding at a time.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Vesting

Participants are vested immediately in their contributions and in their share of the Pension Restoration Contributions, plus actual earnings thereon. Participants who previously participated in predecessor plans may be subject to different vesting schedules. Participants vest in Company matching contributions plus actual earnings thereon based on the following schedule:

Vested Percentage
Years of service:
Less than two	0%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%

Forfeitures

Forfeited non-vested accounts are used to reduce employer contributions. Total forfeitures used to reduce employer contributions were $771,439 in 2015. Forfeited non-vested accounts were $196,089 and $210,081 at December 31, 2015 and, 2014, respectively.

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant or their beneficiary may receive the total value of their vested account in either a lump sum distribution, a rollover of assets into another qualified plan, or in systematic distributions.

A participant may also elect to withdraw all or a portion of his or her account at any time through hardship provisions as defined by the Code and subject to approval by the Company. After a hardship withdrawal, a participant may not make any contributions into their account for a period of six months.

The Plan provides that if an employee terminates employment and their vested account balance in the Plan is more than $1,000 but not more than $5,000, and they do not elect either to receive or roll over a single lump-sum payment, their account will be rolled over into an Individual Retirement Account (“IRA”).

Participants who are active employees may withdraw all or a part of their accounts, including the Company matching contributions, upon reaching age 70 1/2 or upon becoming disabled.

8

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Participant Transaction Charges

All loan fees, investment transaction fees, and recordkeeping fees are paid by participants in the Plan. Loan fees are charged directly to the participant requesting the loan. Transaction and recordkeeping fees are netted with the change in fair value in each participant’s account. The Company paid all other administrative expenses of the Plan during 2015.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investments held by a defined contribution plan are required to be reported at fair value, except for the fully benefit-responsive investment contract. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to the fully benefit-responsive investment contract because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in those assets and liabilities, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Investment Valuation and Income Recognition

Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are carried at their unpaid principal balance. Interest income is recognized when received, primarily per pay period. As delinquent participant notes 90 days past the due date are recorded as distributions based on the terms of the Plan agreement, no allowance for credit losses has been recorded as of December 31, 2015 or 2014.

Payment of Benefits

Benefit payments are recorded when paid.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962) (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan sponsor has elected to early adopt ASU 2015-12 retrospectively. As a result, certain disclosures have been eliminated as noted above. This standard did not have a material impact on the Plan’s reported results of operations or financial position.

10

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Topic 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan Sponsor has elected to early adopt ASU 2015-07 retrospectively. This standard did not have a material impact on the Plan’s reported results of operations or financial position.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following describes the valuation methodologies used for assets measures at fair value:

Mutual funds and common stock – These investments consist of various publicly-traded mutual funds and the Company’s common stock and are categorized as Level 1. The fair values are based on quoted market prices for the identical securities.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Fair value information for investments that are measured on a recurring basis was as follows at December 31, 2015 and 2014:

	Fair Value Measurements at December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual Funds	$229,940,835	$—	$—	$229,940,835
Rollins, Inc. Common Stock	172,397,462	—	—	172,397,462

Total investments, at fair value	$402,338,297	$—	$—	$402,338,297

	Fair Value Measurements at December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual Funds	$221,714,403	$—	$—	$221,714,403
Rollins, Inc. Common Stock	142,843,355	—	—	142,843,355

Total investments, at fair value	$364,557,758	$—	$—	$364,557,758

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan holds a portfolio of investment contracts that comprises a synthetic investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

Synthetic GIC –The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan. The underlying investments consist of high-quality, intermediate fixed income securities. The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract. The rate is reset every six months.

5.	INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated February 17, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since submitting its application and receiving the determination letter; however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and has no income subject to unrelated business income tax. Therefore, the Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan’s income tax returns for the past three years are subject to examination by taxing authorities and may change upon examination.

12

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2015 the Plan held approximately 6.7 million shares of Rollins, Inc. common stock; whereas at December 31, 2014 the plan held approximately 4.3 million shares of Rollins, Inc. common stock. The fair value of the Plan’s investment in Rollins, Inc. common stock at December 31, 2015 and 2014 was approximately $172.4 million and $142.8 million, respectively. During 2015, the Plan received approximately $2.8 million in dividends on Rollins, Inc. common stock, which was used to purchase additional shares of that stock.

At December 31, 2015 and 2014, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company. Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust F.S.B are the custodians as defined by the Plan; therefore, transactions in this security qualify as party-in-interest transactions.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Total net assets available for benefits per the financial statements	$495,265,200	$449,363,057
Add: adjustment from contract value to fair value for fully benefit-responsive synthetic GIC at beginning of year	—	2,493,326
Less: current year employer receivables, employee receivables and other receivables	(2,389,145)	(2,278,858)
Total net assets available for benefits per the Form 5500	$492,876,055	$449,577,525

13

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

The following is a reconciliation of the total increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015:

2015
Increase in net assets available for benefits per the financial statements	$45,902,143
Less: current year employer receivables, employee receivables and other receivables	(2,389,145)
Add: prior year employer and employee receivables	2,278,858
Less: adjustment from contract value to fair value for fully benefit-responsive synthetic GIC at beginning of year	(2,493,326)

Increase in net assets available for benefits per the Form 5500	$43,298,530

14

Supplemental Schedule

15

ROLLINS 401(k) SAVINGS PLAN

EIN: 51-0068479         Plan No: 002

FORM 5500, SCHEDULE H, Part IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

	(b)
	Identity of Issue,	(c)
	Borrower,	Description of	(e)
(a)	Lessor, or Similar Party	Investment	Current Value

		Mutual Funds:
	Metropolitan West Funds	Metropolitan West Total Return Inst Fund	$27,753,008
	Victory Funds	Victory Small Company Opp Funds	2,082,006
	Vanguard Funds	Vanguard Windsor II Adm Fund	32,744,373
	Vanguard Funds	Vanguard Tru 500 Admiral	7,126,650
	Vanguard Funds	Vanguard Total Bond Index	187,728
	Vanguard Funds	Vanguard Total STD Admiral	320,084
	Vanguard Funds	Vanguard Small Cap Index Admiral	289,638
	Vanguard Funds	Vanguard Mid Cap Index FD	633,800
	T. Rowe Price Funds	T Rowe Price New Horizons Fund	18,087,909
	Goldman Sachs Funds	Goldman Sachs Mid Cap Value A Fund	15,206,779
	American Funds	Capital World G/I R4	8,900,213
	American Funds	American Europacific Growth R4 Fund	29,804,400
	Oakmark Funds	Oakmark Equity & Income Fund	32,634,012
	Franklin Funds	Franklin Growth Adv	51,230,598
	Morgan Stanley Funds	Inst Mid-Cap Growth I	2,939,637
*	Rollins, Inc.	Common Stock	172,397,462
*	Prudential	Prudential Guaranteed Fund-Rollins, Inc.	79,253,162
*	Participant Loans	Interest rates ranging from 4.25% to 5.25%	11,284,596

			$492,876,055

*      Indicates a party-in-interest to the Plan.

16

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROLLINS 401(k) Savings Plan
(Registrant)

Date: June 23, 2016	By:	/s/ H Anthony
H. Anthony
Vice President, Rollins, Inc. Human Resources

17

INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.

18